Exhibit (h)(4)

ADDENDUM NO. 3 TO ADMINISTRATION AGREEMENT

This Addendum No. 3, dated as of the 26th day of September 2002, between THE COMMERCE FUNDS, a Delaware Business Trust (the “Trust”) and GOLDMAN SACHS ASSET MANAGEMENT, a business unit of the Investment Management Division of Goldman, Sachs & Co., with its principal office and place of business in New York, New York (the “Administrator”);

WHEREAS, the Trust and the Administrator have entered into an Administration Agreement dated as of November 8, 1994, as amended (the “Administration Agreement”), pursuant to which the Trust appointed the Administrator to act as the administrator to the Trust for its Short-Term Government Fund, Bond Fund, Balanced Fund, Growth Fund, International Equity Fund, MidCap Growth Fund, Value Fund, National Tax-Free Intermediate Bond Fund, Missouri Tax-Free Intermediate Bond Fund, Core Equity Fund and Kansas Tax-Free Intermediate Bond Fund (each a “Fund”);

WHEREAS, the Trust has notified the Administrator that it has established an Asset Allocation Fund, and that it desires to retain the Administrator to act as the administrator therefor, and the Administrator has notified the Trust that it is willing to serve as administrator for the Asset Allocation Fund;

NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Appointment. The Trust hereby appoints the Administrator to act as administrator to the Trust for the Asset Allocation Fund for the period and on the terms set forth in the Administration Agreement. The Administrator hereby accepts such appointment and agrees to render the services set forth in the Administration Agreement for the compensation herein provided.

2. Compensation. For the services provided and the expenses assumed pursuant to the Administration Agreement with respect to the Asset Allocation Fund, the Trust will pay the Administrator and the Administrator will accept as full compensation therefor fees, computed daily and paid monthly, based on the net assets of the Asset Allocation Fund, considered at the following annual rate: .15 of 1.00% of the Asset Allocation Fund’s average daily net assets.

3. Capitalized Terms. From and after the date hereof, the term “Fund” as used in the Administration Agreement shall be deemed to include the Asset Allocation Fund. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Administration Agreement.

4. Miscellaneous. Except to the extent supplemented hereby, the Administration Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects as supplemented hereby. This Addendum No. 3 may be executed in any number of counterparts and by the parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Addendum as of the date and year first above written.

THE COMMERCE FUNDS

By:	/s/ WILLIAM R. SCHUETTER
William R. Schuetter Vice President

GOLDMAN SACHS ASSET MANAGEMENT

By:	/s/ JAMES A. MCNAMARA
Name: James A. McNamara Title: Managing Director